Exhibit 12.1
Aon plc and Consolidated Subsidiaries
Combined With Unconsolidated Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30		Years Ended December 31,
(millions except ratio)	2017	2016	2016	2015	2014	2013
Income from continuing operations before income taxes and noncontrolling interests	$79	$687	$1,401	$1,428	$1,559	$1,347
Less: Equity in earnings on less than 50% owned entities	9	3	13	13	12	20
Add back fixed charges:
Interest on indebtedness	141	142	282	273	255	210
Interest on uncertain tax positions	—	—	—	—	4	5
Portion of rents representative of interest factor	16	16	28	33	40	40
Income as adjusted	$227	$842	$1,698	$1,721	$1,846	$1,582
Fixed charges:
Interest on indebtedness	$141	$142	$282	$273	$255	$210
Interest on uncertain tax positions	—	—	—	—	4	5
Portion of rents representative of interest factor	16	16	28	33	40	40
Total fixed charges	$157	$158	$310	$306	$299	$255
Ratio of earnings to fixed charges	1.4	5.3	5.5	5.6	6.2	6.2